November 30, 2016

Re:	iStar Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 0001‑15371
Dear SEC Staff:
On behalf of iStar Inc. (the “Company” or “we”), set forth below are responses of the Company to certain factual questions of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the terms of the ground lease at One Detroit Center, received via phone conference on November 17, 2016. For the convenience of the Staff, the questions from the November 17, 2016 phone conference are stated in italics prior to the Company’s response to such question.

1.	Are there any restrictions on the tenant's ability to sell the building, or on how the tenant uses the building?

Response: Tenant has the right to transfer its interest in the improvements to a "qualified tenant" in connection with an assignment by the first tenant of its interest in the ground lease. A "qualified tenant" is a tenant that is subject to jurisdiction in Michigan, is not an embargoed person for purposes of U.S. anti-money laundering and anti-terrorism laws and is not immune to suit, or is otherwise approved by landlord. The assignment of the ground lease must expressly provide that the assignee assumes and agrees to perform the tenant's obligations under the ground lease. Tenant may use the premises for general offices and any other lawful use other than a short list of prohibited uses.

2.	If the tenant sells the building, what happens to the ground lease?

Response: The purchaser becomes the ground tenant and assumes the obligations under the ground lease.

3.	Does the tenant have the right to level the building?

Response: Yes, however the tenant cannot do so during the final 5 years of the ground lease term.

4.	If tenant has the right to level the building, what happens to the ground lease?

Response: The ground lease remains in effect and tenant must continue to pay rent (unless leveled in connection with a casualty during the final 5 years of the term, in which case tenant can terminate).

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.istar.com

5.
The ground lease provides for the payment by the tenant of a Deficiency as liquidated damages if the lease is terminated.  Confirm that the amount of the Deficiency is designed to make us whole as if the ground lease had not terminated.

Response: Confirmed.

6.	The ground lease provides for different remedies in the case of a Monetary vs. a Non-Monetary Default. What types of defaults are Non-Monetary?

Response: Non-Monetary Defaults include failure to provide estoppel certificates, unpermitted transfers/assignments, bankruptcy actions and any other nonmonetary breach.

7.	One of the events of default under the ground lease is a breach of the Sublease/Assignment clause. What are the tenant's obligations under this clause that can be breached?

Response: A default under the ground lease is the failure of the tenant to provide in the assignment that the assignee must perform tenant’s obligations under the lease. The assignee must perform all obligations under the ground lease. A failure on the part of the assignee to do so would constitute a default.

8.	Does either party have any right to terminate the ground lease prior to the end of its term? If so, what are the ramifications under the ground lease?

Response: Landlord can terminate after monetary events of default. There are tenant termination rights only upon certain casualty and condemnation events.

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We trust we have been responsive to the Staff's questions. If you have any questions, please do not hesitate to contact me at 212-930-9418.
Very truly yours,
/s/ Geoffrey G. Jervis
Geoffrey G. Jervis
Chief Operating Officer and Chief Financial Officer (principal financial and accounting officer)

cc:    Timothy C. Conlon, PricewaterhouseCoopers LLP
Kathleen L. Werner, Clifford Chance US LLP

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